FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 29, 2003

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒               Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑       No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑       No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑       No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FIRST HALF 2003 RESULTS

REVENUES UP 8.0%

DESPITE WEAK TOURISM ENVIRONMENT

OPERATING MARGIN AT € 16.0 MILLION

NET LOSS REACHES € 82.7 MILLION VERSUS € 76.8 MILLION IN THE PRIOR YEAR

(Marne la Vallée, April 29, 2003) Euro Disney S.C.A., operator of Disneyland Resort Paris, reported today its unaudited consolidated interim results for the six months (“First Half”) ended March 31, 2003.  The First Half of the fiscal year is the low season.

Despite the generally weak tourism environment caused by the ongoing geopolitical uncertainties, revenues during First Half 2003 increased 8% reflecting strong improvements in all key operating drivers for the Resort, including theme park attendance, hotel occupancy and average guest spending.   This growth was driven by the significant investments made in the Resort for the construction of Walt Disney Studios, which opened on March 16, 2002.  Although encouraging, these revenue increases did not meet our original expectations due to the recent slow-down in tourism.

Operating margin decreased by € 26.5 million from € 42.5 million in the prior year to € 16.0 million in First Half 2003.  Direct operating costs and marketing, general and administrative expenses increased significantly during the period.

Direct operating costs year-to-date are in-line with our original planning, which anticipated a higher level of revenues, and which reflect the largely fixed and semi-variable direct cost base required to operate the now-larger Resort despite the fluctuation in demand throughout the year.  Marketing, general and administrative expenses were higher, in part, as a result of the timing of media campaigns between the First and Second Half 2003.

As previously announced, our ability to leverage the investment in Walt Disney Studios Park is expected to benefit from the opening of additional on-site (third-party) hotel capacity, the first phase of which totals 1,450 rooms and will be completely on-line before summer 2003.

•             RESORT SEGMENT REVENUES INCREASED 9.6% IN FIRST HALF 2003 TO € 467.3 MILLION FROM € 426.3 MILLION.

Theme park revenues increased € 20.8 million to reach € 217.4 million, an improvement of 10.6% over the prior year, driven by higher attendance during the period.  The increased attendance reflected the impact of Walt Disney Studios Park, which opened last spring.  Total average spending per guest (including admissions, merchandise and food and beverage) increased slightly during the period.

Hotels and Disney Village revenues increased € 22.9 million to reach € 199.0 million, an increase of 13.0%.   Hotel occupancy and spending per room increased significantly compared to the prior year. In addition, Disney Village continued to improve its revenues primarily as a result of the incremental guest volume linked to Walt Disney Studios Park.

Other Revenues (which primarily includes participant sponsorships, transportation and other travel services sold to guests) decreased € 2.7 million to € 50.9 million from € 53.6 million in the prior year.

•             REAL ESTATE DEVELOPMENT SEGMENT REVENUES IN FIRST HALF 2003 TOTALLED € 5.3 MILLION.

Revenues from real estate development activities decreased from € 11.3 million in the prior year to € 5.3 million in First Half 2003. As previously announced, real estate development revenues and operating margin for the full fiscal year 2003 are expected to be significantly lower than those of full fiscal year 2002, but in-line with our projections.

•             OPERATING MARGIN DECREASED € 26.5 MILLION (- 62.4%) TO € 16.0 MILLION.

Operating margin for First Half 2003 totalled € 16.0 million, a decrease of € 26.5 million from the prior year.   As anticipated, real estate development activities accounted for a portion of this decrease (down € 3.9 million out of the total decrease of € 26.5 million).  Operating margin generated by our Resort Segment totalled € 15.5 million in First Half 2003, a decrease of € 22.6 million from the prior year.

Total costs and expenses totalled € 456.6 million in First Half 2003 compared to € 395.1 million in the prior year, an increase of € 61.5 million.  This increase in costs and expenses related primarily to increased direct operating costs (+ € 38.3 million) and increased marketing, general and administrative expenses (+ € 24.8 million).

First Half 2003 direct operating costs included Walt Disney Studios Park, which was not yet opened to the public during the First Half of the prior year.  Total direct operating costs year-to-date are in-line with our planning and reflect the largely fixed and semi-variable direct cost base required to operate the theme parks during the low season.

Marketing, general and administrative expenses increased € 24.8 million, reflecting € 18.1 million of additional marketing and sales costs, a portion of which relate to the timing of media campaigns between the First and Second Half of the fiscal year.  General and administrative costs increased € 6.7 million reflecting increased labour and other expenses.

Royalties and management fees included in total costs and expenses totalled € 8.1 million, € 5.5 million lower than the previous year, reflecting the conditional waiver by The Walt Disney Company (“TWDC”) of these fees, as described below.  TWDC agreed to these measures on March 28, 2003 as a result of the slow-down in tourism and the potential impact of on-going geopolitical uncertainties. TWDC agreed that royalties and management fees payable for the second, third and fourth quarters of fiscal year 2003 and for all of fiscal year 2004 will be paid on a fiscal year-end basis rather than quarterly.  TWDC further agreed that combined royalties and management fees payable, with respect to the last three quarters of fiscal year 2003, will not exceed the maximum amount that could be paid by the Group while maintaining compliance with a key debt covenant. Subject to the approval of the Group’s Supervisory Board, any portion of the royalties or management fees not paid for fiscal year 2003 as a result of these agreements may, in the future, become payable in the amount by which income before lease and financial charges excluding depreciation and amortisation for any year from fiscal year 2004 through 2008 exceeds € 450 million.

•             LEASE AND NET FINANCIAL CHARGES INCREASED € 19.7 MILLION (25.1%) DUE PRIMARILY TO HIGHER INTEREST EXPENSES AND INCREASED LEASE PAYMENTS.

Lease and net financial charges increased € 19.7 million to reach € 98.2 million in First Half 2003 from  € 78.5 million in the prior year.  This increase was primarily attributable to:

•                  Increased interest based expenses of € 10.0 million, as compared to the prior year during which € 9.2 million of interest costs were capitalised and included in the construction costs of Walt Disney Studios Park, and

•                  Planned increases of € 7.2 million in lease rental expense related to principal repayments on the debt of the financing companies from which the Group leases a significant portion of its operating assets.

•             NET LOSS FOR FIRST HALF 2003 INCREASED TO € 82.7 MILLION FROM € 76.8 MILLION IN THE PRIOR YEAR.

Net loss for First Half 2003 increased to € 82.7 million primarily as a result of a lower operating margin and higher lease and net financial charges.

In the prior year, the Company incurred € 37.2 million of pre-opening expenses related to Walt Disney Studios Park, which opened to the public on March 16, 2002.  These expenses were classified as exceptional and included the costs of hiring and training employees for Walt Disney Studios Park during the pre-opening period as well as the costs of the pre-opening advertising campaigns and the media events which took place throughout February and March 2002.

Cash Flows and Balance Sheet Elements:

As of March 31, 2003, cash and short-term investments totalled € 40.9 million, an increase of € 18.5 million from the September 30, 2002 balance.  Operating cash flows generated during First Half 2003 improved substantially from First Half 2002, primarily as a result of changes in working capital items.  The movement in cash and cash equivalents during First Half 2003 resulted from:

•	Cash Flows from Operating Activities	€13.2	million
•	Cash Flows used in Investing Activities	€(50.9)	million
•	Cash Flows from Financing Activities	€57.2	million

Cash flows generated by operating activities improved to  € 13.2 million compared to cash used of € 63.5 million in the prior year, primarily as a result of movements in working capital for such items as interest payments, value added tax and accounts receivable, particularly those related to real estate development activities. Cash flows used in investing activities related primarily to payments of invoices related to the construction of Walt Disney Studios Park as well as renovations and improvements of the existing asset base. Cash flows generated by financing activities totalled € 57.2 million and reflected € 105.2 million of additional drawings under the Group’s line of credit with TWDC, partially offset by the payment of € 43.1 million of additional debt security and other guarantee deposits and € 4.8 million of scheduled debt repayments.

Borrowings, excluding accrued interest, increased € 100.4 million during First Half 2003 reflecting primarily an increase in the balance outstanding under the Group’s line of credit with TWDC to its maximum level of € 167.7 million.

Commenting on these results, Yann Caillère, President and Chief Operating Officer of Euro Disney S.A., said:

“Despite the slow-down in tourism activity and the uncertain geopolitical environment, we are pleased to report increasing revenues driven by improvements in all key operating revenue drivers.  Disneyland Resort Paris continues to be the most visited tourist destination in Europe and our momentum is growing.  This momentum was driven by the investment in Walt Disney Studios.

During First Half 2003, we continued our investment and development plan for the Resort site with the first phase of additional third-party hotel capacity (+1,450 rooms before summer) and the construction and commercialisation of the downtown district of Val d’Europe.  We continue to focus our efforts on improving revenues through marketing and sales initiatives and through additional third-party investments, while at the same time continuing to adapt our cost base to respond more quickly to changes in guest demand.”

Attachments : Exhibits 1 and 2  —  Unaudited Consolidated Income Statement and other financial data.

Corporate Communication	Investor Relations
Philippe Marie	Sandra Picard
Tel: +331 64 74 59 50	T el: +331 64 74 56 28
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail: philippe.marie@disney.com	e-mail: sandra.picard@disney.com

Next Scheduled Releases:   Third Quarter Revenues in July 2003

Full Year Earnings in mid-November 2003

Additional Financial Information can be found on the internet at www.eurodisney.com

Euro Disney S.C.A. and its subsidiaries operate the Disneyland Resort Paris which includes: Disneyland Park, Walt Disney Studios Park, seven themed hotels with approximately 5,800 rooms, two convention centres, Disney Village, a dining, shopping and entertainment centre, and a 27-hole golf facility.  The Group’s operating activities also include the management and development of the 2,000-hectare site, which currently includes approximately 1,100 hectares of undeveloped land.

EURO DISNEY S.C.A GROUP

First Half 2003 Results Announcement

EXHIBIT 1

CONSOLIDATED STATEMENTS OF INCOME

	First Half ended March 31,		Variation
(€ in millions)	2003	2002	Amount	%

Revenues	472.6	437.6	35.0	8.0%

Costs and Expenses	(456.6)	(395.1)	(61.5)	15.6%

Income before Lease and Net Financial Charges	16.0	42.5	(26.5)	(62.4)%

Lease rental expense	(97.0)	(93.7)	(3.3)	3.5%
Financial income	26.3	30.5	(4.2)	(13.8)%
Financial expense	(27.5)	(15.3)	(12.2)	79.7%
	(98.2)	(78.5)	(19.7)	25.1%

Loss before Exceptional Items	(82.2)	(36.0)	(46.2)	128.3%

Exceptional loss, net	(0.5)	(40.8)	40.3	(98.8)%

Net Loss	(82.7)	(76.8)	(5.9)	7.7%

OTHER DATA

	First Half ended March 31,		Variation
(€ in millions)	2003	2002	Amount	%
Selected Income Statement and Cash Flow Data:
Operating Margin(1)	16.0	42.5	(26.5)	(62.4)%
Operating Margin excluding depreciation and amortisation	47.7	70.3	(22.6)	(32.1)%
Cash Flow from Operations	13.2	(63.5)	76.7	—

			Variation
(€ in millions)	March 31, 2003	Sept 30, 2002	Amount	%
Selected Balance Sheet Data:
Total Assets	2 694.6	2 708.6	(14.0)	(0.5)%
Total Shareholders’ Equity / Quasi-Equity	1 315.7	1 397.6	(81.9)	(5.9)%
Borrowings(2)	881.8	781.4	100.4	12.8%
Borrowings including unconsolidated Financing Companies	2 303.2	2 219.8	83.4	3.8%

(1) Operating Margin represents Income before Lease and Net Financial Charges and Exceptional Items.

(2) Excluding Accrued Interest.

Note: All amounts are unaudited.

EURO DISNEY S.C.A GROUP

First Half 2003 Results Announcement

EXHIBIT 2

REPORTED SEGMENTS

	First Half ended March 31,		Variation
(€ in millions)	2003	2002	Amount	%
Segment Revenues
Theme Parks	217.4	196.6	20.8	10.6%
Hotels and Disney Village	199.0	176.1	22.9	13.0%
Other	50.9	53.6	(2.7)	(5.0)%
Resort Activities Segment	467.3	426.3	41.0	9.6%

Real estate development activities Segment	5.3	11.3	(6.0)	(53.1)%
Total Revenues	472.6	437.6	35.0	8.0%

Segment Costs and Expenses
Resort activities	(451.8)	(388.2)	(63.6)	16.4%
Real estate development activities	(4.8)	(6.9)	2.1	(30.4)%
Total Costs and Expenses	(456.6)	(395.1)	(61.5)	15.6%

Segment Income before Lease and Net Financial Charges
Resort activities	15.5	38.1	(22.6)	(59.3)%
Real estate development activities	0.5	4.4	(3.9)	(88.6)%
Total Income before Lease and Net Financial Charges	16.0	42.5	(26.5)	(62.4)%

COSTS AND EXPENSES BY CATEGORY

	First Half ended March 31,		Variation
(€ in millions)	2003	2002	Amount	%
Direct operating costs(3)	306.2	267.9	38.3	14.3%
Marketing, general and administrative expenses	110.6	85.8	24.8	28.9%
Depreciation and amortisation	31.7	27.8	3.9	14.0%
Royalties and management fees	8.1	13.6	(5.5)	(40.4)%
Total Costs and Expenses	456.6	395.1	61.5	15.6%

(3) Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, insurance and operating taxes.

LEASE AND NET FINANCIAL CHARGES BY NATURE OF EXPENSE

	First Half ended March 31,		Variation
(€ in millions)	2003	2002	Amount	%
Interest based expenses, debt and lease related(4)	48.9	38.9	10.0	25.7%
Interest income on cash and deposit balances	(1.2)	(1.9)	0.7	(36.8)%
Principal repayments included in lease expenses:
• Due to external third parties	16.9	14.3	2.6	18.2%
• Due to Euro Disney Group	25.1	20.5	4.6	22.4%
	42.0	34.8	7.2	20.7%

Other	8.5	6.7	1.8	26.9%
Total Lease and Net Financial Charges	98.2	78.5	19.7	25.1%

(4) Net of capitalised interest charges of € 0 and € 9.2 million in First Half 2003 and 2002, respectively.

Note: All amounts are unaudited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, [the registrant] has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By it Gerant, Euro Disney S.A.

Date: April 29, 2003	By:	/s/ DIANE FUSCALDO

	Name:	Diane Fuscaldo
	Title:	Director Corporate Controllership